June 3, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Geoff Kruczek

Re:	Tuscan Holdings Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 16, 2021

File No. 001-38826

Dear Mr. Kruczek:

On behalf of Tuscan Holdings Corp. (the “Company”), reference is made to the letter dated March 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Separately today, the Company has submitted to the Commission Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) through EDGAR in response to the Staff’s comment. Amendment No. 1 has been marked to indicate changes from the Proxy Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 1, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Preliminary Proxy Statement on Schedule 14A filed February 16, 2021

Interests of Tuscan’s Directors, page 25

1.	Please revise to quantify the interests affiliates of InterPrivate have in the transactions, including how the amount of that interest is determined. Also revise to quantify the amount of reimbursement Tuscan’s board will be entitled to receive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1 accordingly.

Comparative Per Share Data, page 37

2.	Please provide pro forma equivalent per share disclosures. Refer to the instructions to Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share data.

Response: Pro forma equivalent per share disclosure has been added on page 36 of Amendment No. 1.

Risk Factors, page 38

3.	We note the uncertain tax consequences you discuss in your disclosures beginning on page 107. Please add a risk factor describing those consequences, the degree of uncertainty and the potential outcomes to investors. Please also revise your summary and Questions and Answers section to briefly highlight the uncertain tax consequences.

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Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10, 31, and 88 of Amendment No. 1 accordingly.

The Charter provides, page 85

4.	Please revise this risk factor and your disclosure on page 219 to describe the full scope of the provision you discuss, consistent with Annex B-1 to this filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 229 of Amendment No. 1 accordingly.

Background of the Business Combination, page 96

5.	Please revise to clarify how you determined the initial $2.4 billion valuation, as disclosed on page 99. Also revise to discuss how that valuation and the other material terms of the transaction changed during the negotiations of the parties, including proposals and counterproposals submitted by the parties.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 102 and 103 of Amendment No. 1 accordingly.

Tuscan’s Board of Directors’ Reasons, page 101

6.	Please revise to describe the research and analysis of the comparable companies and transactions and “certain projections” that your board conducted in approving the transaction and in determining that the 80% test was satisfied. Currently, it is unclear from your disclosure what companies or transactions were considered, how they compare to this transaction and Microvast and what financial metrics were assessed. It is also unclear how the projections to which you refer were utilized by your board in reaching its conclusions. Given this, it is unclear how investors are able to evaluate your board’s conclusions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of Amendment No. 1 accordingly.

Registration Rights and Lock-up Agreement, page 124

7.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 1 accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 125

8.	Refer to note 4 on page 135. Please quantify the number of potentially dilutive securities that have been excluded from pro forma loss per share calculations because they are antidilutive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 140 and F-12 of Amendment No. 1 accordingly.

The Charter Proposal, page 137

9.	Please revise to describe the intended change to the exclusive forum provision in your charter. Please also revise to include this change as a separate proposal in your disclosure beginning on page 139.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 142, 145, and 146 of Amendment No. 1 accordingly.

Tuscan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 158

10.	We note the marketable securities held in the Trust Account sustained a significant unrealized loss in the three months ended September 30, 2020. We further note that interest income decreased during the nine month period ended September 30, 2020 compared to the same prior year period. Your MD&A does not provide any insight behind the significant drivers of the changes in interest income or changes in value of the trust assets. Given your disclosure in the financial statements that the assets held in the Trust Account are substantially held in U.S. Treasury Bills, please expand your disclosures to more fully discuss the yield changes and loss and the investments involved.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 165 of Amendment No. 1 accordingly.

Annual Cash Incentive Compensation Program, page 184

11.	Please reconcile the disclosure here that Microvast does not maintain an annual cash incentive program with your disclosure on page 185 regarding the terms of Mr. Kelterborn’s employment agreement.

Response: Microvast does not have an annual cash incentive program for its employees in general. When Mr. Kelterborn joined Microvast GmbH in 2017, Microvast agreed to pay him a 30% cash bonus in any year if the overall performance of Microvast GmbH meets the agreed performance target. Because the performance targets were not met in 2020, no bonus was paid.

Microvast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 187

12.	Please revise MD&A to more fully disclose and discuss the following:

●	The facts and circumstances related to the 56.1% decrease in revenue in 2019 that you attribute to a change in government subsidy policies in the PRC. Address the specific nature of the change, disclose when in 2019 the change occurred, and discuss how you determined the change was responsible for the decrease in revenue. Also, address your expectations regarding future subsidies and their potential impact on revenue trends

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 201 and 202 of Amendment No. 1 accordingly.

●	The facts and circumstances related to the significant decrease in the gross profit margin in 2019, including the factors that resulted in negative gross profits during the three month period ended December 31, 2019. Also, address the inventory impairments you recorded during each period, including the reasons for the impairments, the potential impact of future impairments, and why inventory balance sheet amounts are so significant relative to cost of revenue during each related period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 201 and 202 of Amendment No. 1 accordingly.

●	More fully explain your billing terms and address why accounts and notes receivable balance sheet amounts at September 30, 2020, December 31, 2019 and December 31, 2018 represented 137% of revenue during the period ended September 30, 2020, 132% of revenue during 2019, and 102% of revenue during 2018.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 202 of Amendment No. 1 accordingly.

●	More fully explain the specific nature of the construction in progress at each balance sheet date, including when the projects are expected to be completed and the amount of funding required for completion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 203 of Amendment No. 1 accordingly.

●	More clearly address how your common stock valuations during the periods presented relate to the fair value indicated by the current merger transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 209 of Amendment No. 1 accordingly.

Overview, page 187

13.	If you elect to highlight your relationships with customers or potential customers, please avoid vague terms like “long-term partnership” and “global cooperation agreement.” Instead, revise to explain clearly the material features of the agreement, including the respective rights and obligations of the parties, termination provisions and duration.

Response: We have removed all references to “long-term partnership” and “global cooperation agreement” and now refer to those counterparties as “customers”.

Revenue, page 193

14.	Please revise to clarify the “change in government subsidy policies,” how it impacted your operations as well as those of your suppliers and customers and whether that change remains in effect.

Response: Please see the response to No. 12 above for a discussion of the changing nature of the PRC’s subsidy policies affected and will continue to affect Microvast’s business.

Index to Financial Statements, page F-1

15.	Please provide updated financial statements and related disclosures to the extent required by Rules 3-12/8-08 of Regulation S-X.

Response: The financial statements have been updated for the year ended December 31, 2020.

Tuscan Holdings - Financial Statements, page F-2

16.	Please revise the notes to the financial statements to update the current date through which the Company has to complete a Business Combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of Amendment No. 1 accordingly.

Microvast Inc. - Consolidated Financial Statements

21. Segment Information, page F-62

17.	Please disclose revenue and long-lived assets attributed to any individual countries that are material as required by ASC 280-10-50-41.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-94 of Amendment No. 1 accordingly.

* * * * *

Please do not hesitate to contact Kevin Friedmann at (312)-456-1072, Laurie Green at (954)-765-0500, or the undersigned at (305)-579-0576, with any questions or comments regarding any of the foregoing.

Very truly yours,

Alan Annex

cc: Stephen Vogel, Tuscan Holdings Corp.